Corporate Headquarters

5096 Richmond Road

Bedford Heights, Ohio 44146

(216) 292-3800

(800) 321-6290

(216) 292-3974/Fax

info@olysteel.com

www.olysteel.com

August 31, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Linda Cvrkel, Branch Chief

Heather Clark

Jean Yu

Re:	Olympic Steel, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 23, 2012

File Number 000-23320

Ladies and Gentlemen:

Olympic Steel, Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 7, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Annual Report on Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

Securities and Exchange Commission

August 31, 2012

1.	We refer to your response dated September 23, 2008 in which you stated that you “will include a discussion and analysis of net sales and cost of sales (rather than just margins.)” However, we note no such disclosure in your current MD&A discussion. As previously requested, we believe that you should discuss and analyze net sales and cost of sales (rather than just margins) in your MD&A results of operations section. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Please note that defining gross profit represents net sales less the cost of materials sold does not constitute a separate discussion. Please revise accordingly.

Response: In future filings, we will include a discussion and analysis of net sales and cost of sales (rather than just margins), including a separate discussion of the change in cost of sales, in our MD&A results of operations section. A discussion of cost of sales was included in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012 (the “2nd quarter 2012 Form 10-Q”), which was filed on August 9, 2012.

Financial Statements, page 36

Statements of Cash Flows, page 41

2.	Reference is made to the line item captions other long-term assets and other long-term liabilities under “Adjustments to reconcile net loss to net cash from operating activities.” Please tell us the nature of such amounts and why they represent adjustment items to reconcile net loss to net cash from operating activities.

Response: The amounts included in other long-term assets on the Consolidated Balance Sheet include bank financing fees, officer life insurance cash surrender values, deferred income taxes, supplemental executive retirement plan assets and voluntary deferred compensation. The amounts included in other long-term liabilities on the Consolidated Balance Sheet include accruals for the supplemental executive retirement plan, long-term management incentives, and voluntary deferred compensation as well as the fair value of the interest rate hedge and accrued long-term FIN-48 taxes. Certain amounts related to bank financing fees have been classified to cash flows from (used for) financing activities on the Consolidated Statement of Cash Flows.

The amounts included in other long-term assets and other long-term liabilities on the Consolidated Statement of Cash Flows include the aforementioned asset values and accruals for the Company’s long-term compensation plans such as the supplemental executive retirement plan, deferred compensation and long-term management incentives owed by the Company to its employees. Since fluctuations in these items represent non-cash activities reflected in net income and operating items, they are appropriately included in our reconciliation of net income to net cash from operating activities.

Securities and Exchange Commission

August 31, 2012

Notes to Consolidated Financial Statements, page 44

1. Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 46

3.	We note from page 7 that CTI produces engineered products for the industrial boiler industry and enters into long-term construction contracts that require progress payments over the construction periods. Please tell us and revise to disclose in greater detail the nature and terms of such contracts and your accounting policy for recognition of revenue with respect to long-term construction contracts. You may refer to ASC 605-35.

Response: The engineered products produced by CTI are pressure components such as superheaters, economizers, reheaters, panels, and generating tubes for the industrial boiler industry. These products typically take several months to produce due to their size and complexity. Substantially all projects are completed within six months. In future filings, the description of CTI’s business comparable to the description contained on page 7 of the Form 10-K will be modified to remove the term “long-term” and provide a better description of the projects.

The Company may request advance payments from customers during the production of these products. These payments are included in current short-term liabilities on the Company’s Consolidated Balance Sheet. Due to their short-term nature, the Company uses the units of delivery method to account for these contracts. Revenue for the contracts is recognized when the product is shipped and title of the product transfers to the customers. Revenue for these engineered products accounted for less than 1.0% of our net sales during 2011 and for approximately 1.0% of our net sales during the first six months of 2012.

In future filings, we will revise the footnote disclosure regarding our revenue recognition policy relating to contracts for engineered products to specifically state that we use the units of delivery method for revenue recognition for these contracts and we will indicate in future filings the percentage of revenue related to these contracts. Additionally, when describing CTI’s contracts for the engineered products, we will no longer use the term “long-term” as substantially all projects are completed within six months.

4.	Furthermore, please revise your footnotes to the financial statements to include the disclosures required by Rule 5-02(3)c of Regulation S-X, if applicable.

Response: We currently do not have any accounts or notes receivable that qualify under Rule 5-02(3)c of Regulation S-X. In future filings, we will revise the footnotes to our financial statements to include the disclosures required by Rule 5-02(3)c of Regulation S-X, if applicable.

Securities and Exchange Commission

August 31, 2012

2. Acquisition of Chicago Tube and Iron Company, page 47

5.	Your disclosure on page 47 indicates that part of the purchase price consideration for the acquisition is related to the McNeeley Purchase Agreement. We further note from the Form 8-K/A filed on September 15, 2011, $5 million of the total purchase price consideration is related to such agreement. In this regard, please tell us in greater detail and revise the notes to your financial statements to disclose the nature and salient terms of the agreement and explain how your accounting treatment complies with the guidance prescribed in ASC 805-10-55-25. We may have further comment upon receipt of your response.

Response: Concurrent to entering into an Agreement and Plan of Merger, dated as of May 18, 2011 (the “Merger Agreement”), pursuant to which the Company acquired CTI, the Company also entered into the McNeeley Purchase Agreement, dated as of May 18, 2011 (the “McNeeley Purchase Agreement”), with Dr. McNeeley in connection with the acquisition of CTI. Pursuant to the terms of the McNeeley Purchase Agreement, the Company agreed to pay $5 million to Dr. McNeeley (the “McNeeley Payment”) as a condition precedent to the Company’s acquisition of CTI.

The McNeeley Payment was made at the date of closing of the acquisition and there were no additional employment or performance contingencies tied to the McNeeley Payment. Although Dr. McNeeley entered into a post-acquisition employment agreement with CTI (as a subsidiary of the Company), Dr. McNeeley could have terminated such employment at any time after the closing (or never have remained a CTI employee) and still have retained the McNeeley Payment. Pursuant to the accounting guidance in ASC 805-10-55-25, the McNeeley Payment has been accounted for as additional consideration and part of the purchase price as there are no requirements for continuing employment, and Dr. McNeeley’s post-acquisition compensation is at a reasonable level to that of other key employees and specifically identified in his employment agreement.

A discussion of the McNeeley Payment and the eight criteria outlined in ASC 805-10-55-25 are included below.

a)	Continuing employment. Pursuant to the terms of the McNeeley Purchase Agreement, there is no continuing employment clause for Dr. McNeeley. As such, since the contingent payment is not affected by employment or continuing employment, the McNeeley Payment is additional consideration and part of the purchase price.

b)

Duration of continuing employment. Pursuant to the terms of the McNeeley Purchase Agreement, there is no continuing employment clause for Dr. McNeeley. As such, since the McNeeley Payment is not affected by

Securities and Exchange Commission

August 31, 2012

employment or continuing employment, the contingent payment is additional consideration and part of the purchase price.

c)	Level of compensation. Dr. McNeeley’s post-acquisition compensation is at a reasonable level compared to that of other key employees of the Company. As such, the McNeeley Payment is additional consideration and part of the purchase price rather than compensation.

d)	Incremental payments to employees. Only two of the shareholders of CTI were also employees at the date of the acquisition, Dr. McNeeley and Mr. Haigh. At the time of the sale, Mr. Haigh was in the process of retiring, and his employment terminated in November, 2011, and only Dr. McNeeley has remained an employee of CTI.

e)	Number of shares owned. Dr. McNeeley owned 26.5% of the outstanding equity of CTI. Under the terms of the Merger Agreement and the McNeeley Purchase Agreement, Dr. McNeeley received 28.9% of the purchase price of $160 million.

f)	Linkage to the valuation. There was no valuation or formula used to determine the amount of the $5 million payment to Dr. McNeeley pursuant to the terms of the McNeeley Purchase Agreement. The amount of the McNeeley Payment was based on the negotiation of the acquisition purchase price between the Company and Dr. McNeeley.

g)	Formula for determining consideration. The amount of the McNeeley Payment under the McNeeley Purchase Agreement was based on Dr. McNeeley’s goodwill that he has developed and fostered with customers and vendors in connection with the business of CTI.

h)	Other agreements and issues. There are no other agreements (except for the employment agreement) that Dr. McNeeley has entered into with the Company. The terms of his employment agreement are similar to that of other executive officers of the Company.

5. Property and Equipment, page 49

6.

We note from your disclosure that a portion of the construction in progress balance includes construction costs related to a suspended project in Sumter, South Carolina. Please tell us the total amount of construction costs related to the suspended project recorded on the balance sheet at December 31, 2011. As part of your response to us, please explain why you believe such costs are recoverable as of the balance sheet date and provide us with, and disclose in future filings, the

Securities and Exchange Commission

August 31, 2012

specific factors management considers in determining its recoverability. We may have further comments upon receipt of your response.

Response: At December 31, 2011, $2.7 million of the Construction in Progress balance, less than 0.4% of total assets and 4.3% of its relative asset group (the Southern Region) was related to the suspended project in South Carolina. The amount consists of $150 thousand for a new paint booth and $2.6 million related to building materials, drawings, and engineering plans for a pre-fabricated metal building. We suspended the South Carolina project in 2009 as a result of the recession, and intend to use the assets at an alternate site.

We believe that the $2.7 million related to the suspended project in South Carolina is recoverable since the assets are part of a larger asset group (the Southern Region), and there was no triggering event to test for potential impairment in that asset group. In addition:

•	the assets were purchased new and have been in storage since acquisition and remain in excellent condition;

•

the paint booth can easily be installed and is expected to become operational in future Company facilities, and the building is in storage, has not yet been erected and is expected to be relocated to a future Company site;

•	the costs included in construction in progress are primarily material costs; and

•

per ASC 360-10-35-21, “a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” Based on the items outlined in ASC 360-10-35-21, we do not believe a triggering event occurred in the Southern Region asset group.

We will disclose in future filings the specific factors management considers in determining recoverability of the paint booth and pre-fabricated building.

7. Investment in Joint Ventures, page 50

7.	We note during the fourth quarter of 2011, you wrote down the value of your 50% investment of the remaining real estate of your OLP joint venture by $953 as a result of a decrease in the value of the real estate. In this regard, please revise future filings to include all disclosure required by ASC 820-10-50-5 with respect to nonrecurring fair value measurements.

Securities and Exchange Commission

August 31, 2012

Response: The assets underlying the investment in OLP were sold on May 18, 2012 for $1.6 million, resulting in a pre-tax loss on sale to the Company of $9 thousand that was disclosed in the 2nd Quarter 2012 Form-10-Q. In future filings, we will revise the footnotes to our financial statements to include all historical disclosures required by ASC 820-10-50-5 with respect to nonrecurring fair value measurements.

Supplemental Financial Information, page 64

8.	We note that you have significant fluctuations between quarters as shown in the quarterly data for both 2010 and 2011. We further note from page 10 that due to seasonality, the first half of the year is “stronger” than the second half. In this regard, it appears as though sales grow increasingly stronger in each quarter as the year progresses, while operating income and net income decrease. Please revise your seasonality section to describe what is meant by “stronger.” In addition, please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise to comply with the disclosure requirements of Item 302(a)(3) in future filings to the extent such fluctuations are not due to seasonality.

Response: We will revise our seasonality disclosure in future filings to either clarify what is meant by “stronger” or avoid such terminology. Such disclosure will note that the first half of the year contains more shipping days, and is not affected by seasonal shut-downs in July, November and December due to holidays. We will comply with the disclosure requirements under Item 302(a)(3) of Regulation S-K in future filings if such fluctuations are not due to seasonality.

*    *    *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 31, 2012

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 682-4040.

Very truly yours, OLYMPIC STEEL, INC.

/s/ Richard T. Marabito
Richard T. Marabito Chief Financial Officer